FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of March, 2012

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

March 15, 2012

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

News Release

MAX drills 293 m of 5.49 g/t silver, 0.10 g/t gold and 0.09% copper in porphyry-style alteration zone with significant sulfides at Majuba Hill, Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received assay results from hole MM-20, the final hole drilled during a step out drill program completed at its Majuba Hill copper/silver/gold project in Nevada during the fall of 2012.

Highlights:

•

Hole MM-20 intercepted 293 m of 5.49 g/t Ag, 0.10 g/t Au and 0.09% Cu in sulfide mineralization in a porphyry-style alteration zone discovered below the high grade Ag/Cu/Au oxide zone identified by MAX during Phase I drill in early 2011 (see our news release of October 25, 2011)

•

Gold mineralization grading 0.145 g/t Au was intercepted over the final 116 m of Hole MM-20, which was still in mineralization when terminated at the planned target depth due to inclement weather.

•

This hole was drilled 100 meters southeast of MAX’s Phase I drilling, to test underneath the high grade supergene zone where MAX reported five holes intersecting high grade copper and silver oxide mineralization that included 96 m of 39.2 g Ag and 0.57% Cu starting at surface.  Hole MM-20 was drilled due north at a -44 degree angle to a depth of 323.9 m

•

Hole MM-20 intersected sulfide mineralization, below the supergene (oxide) mineralization zone, that contains Chalcopyrite, Pyrite and Molybdenite in a hydrothermally altered mineralized zone indicative of the primary zone of a porphyry system.

•

Permitting is underway for 5,000 m Phase III drill program that will continue to test the high grade supergene mineralization above the primary zone intercepted by hole MM-20 as well as initiate delineation drilling at the DeSoto discovery zone 1.4 km to the northwest with a view to outlining an initial NI 43-101 compliant resource estimate by the end of the year.

The following table summarizes the intervals and grades identified in Hole MM-20:

Total Depth	From (m)	To (m)	Thickness (m)	Silver (Ag)	Gold (Au)	Copper (Cu)	Molybdenum (Mo)

323.9 m	31.1	323.9	292.8	5.49 g/t	0.10 g/t	0.09%	.008%

Includes	207.3	323.9	116.6	6.3 g/t	0.145 g/t	0.13%	0.013%

Clancy Wendt, VP Exploration of MAX, states “We are very impressed by this intersection of the primary zone and slightly hydrothermally altered mineralization in this first deep hole at Majuba Hill.  The increase in gold and molybdenum mineralization at depth and the long intersections of mineralization add more evidence that Majuba Hill is an extensive copper/silver/gold porphyry system that is highly prospective for the development of a bulk-tonnage open pit deposit.  This discovery allows us to concentrate on defining the supergene system located above this zone, with drilling in 2012 to test the extension of high grade oxide mineralization from the Copper Stope to the southeast along the ridge above hole MM-20.”

A map showing drilling locations from the 2011 exploration program at Majuba Hill is available on our web site at www.maxresource.com.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill copper/silver project, including maps showing the results of soil sampling and the drilling completed to date, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  April 3, 2012

By:      /s/ Stuart Rogers

Stuart Rogers

Director